

January 21, 2014

Via E-mail
Mr. Wayne Pensky
Senior Vice President and Chief Financial Officer
Hexcel Corporation
281 Tresser Boulevard
Stamford, CT 06901

     Re: **Hexcel Corporation**
              Form 10-K
              Filed February 8, 2013
              File No. 1-8472

Dear Mr. Pensky:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Terence O'Brien

                                   Terence O'Brien
                                   Branch Chief